NXT CHANGES ITS NAME TO NXT ENERGY SOLUTIONS INC.

Calgary, Alberta, Canada
Monday September 22, 2008

NXT Energy Solutions Inc. formerly Energy Exploration Technologies Inc. (“NXT” or “the Company)

“SFD” – TSX-V

“ENXTF” – NASDAQ OTCBB

“EFW” - FRANKFURT

Effective immediately NXT has changed its name to NXT Energy Solutions Inc.   The Company’s shareholders approved this change during the November 29, 2007 Annual General Meeting.

"Our name-change to NXT Energy Solutions Inc. will better reflect our principal activities and now aligns with our trade mark NXT” states George Liszicasz CEO and President.

The trading symbol for the TSX-V shall remain unchanged.  The Company cannot confirm at this time whether a trading symbol change will be required for either the OTCBB or Frankfurt exchange.

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry.  The Company utilizes its proprietary SFD Survey System to offer its clients a unique service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact.  The value of the service is providing clients with an efficient, cost effective method of surveying large tracts of land and delivering an inventory of SFD prospects with high potential.

Additional information about NXT and the SFD technology is available on the Company’s website.

For more information contact:
Ken Rogers, VP Finance and CFO
Energy Exploration Technologies Inc.
505 — 3rd Street, S.W., Suite 1400
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the TSX-Venture nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this news release.